EXHIBIT 2.1
ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
MEDICAL CONNECTIONS HOLDINGS, INC.
(Document #: P99000042983)

Pursuant to the provisions of section 607.1006 of the Florida Business Corporation Act, MEDICAL CONNECTIONS HOLDINGS, INC. (the "Corporation"), adopts the following amendment to its Articles of Incorporation:

FIRST:  Article 4.1 of the Articles of Incorporation is hereby amended to read as follows:

4.1           Authorized Shares:  The total number of shares of capital stock that the Corporation has the authority to issue is one hundred thirty million (130,000,000) shares; consisting of one hundred twenty five million (125,000,000) shares of common stock $.001 par value per share and five million (5,000,000) shares of preferred stock, $.001 par value.

The foregoing amendment was authorized and adopted by resolution of the Board of Directors and approved by the shareholders owning a majority of the outstanding voting shares pursuant to the written consent of the shareholders in lieu of a meeting on June 1, 2010.  The number of votes cast for the amendment by the shareholders was sufficient for approval.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment as of this 30th day of June, 2010.
MEDICAL CONNECTIONS HOLDINGS, INC.

/s/ Brian R. Neill
Name: Brian R. Neill
Title: Chief Financial Officer